Exhibit 3.2

FIRST AMENDMENT TO AMENDED AND RESTATED BY-LAWS

OF

KEY ENERGY SERVICES, INC.

The Amended and Restated By-Laws of Key Energy Services, Inc., effective as of February 27, 2017 (the “Bylaws”), are hereby amended, effective as of November 15, 2019, as set forth below. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Bylaws.

1. Amendment to Section 4.3. Article IV, Section 4.3 of the Bylaws is hereby amended and restated as follows:

Majority Vote of Non-Platinum Stockholders. The affirmative vote of stockholders holding a majority of all outstanding shares of Common Stock not held by Platinum shall be required for any issuance of shares of the Corporation in which Platinum or any of its Affiliates would participate, other than an issuance available on the same terms to all stockholders on a pro rata basis based on their respective shareholdings; provided, however, that such stockholder approval shall not be required if any such issuance of shares is approved by a Supermajority vote of the Board in accordance with the Bylaws.

2. Amendment to Section 4.4. Article IV, Section 4.4 of the Bylaws is hereby deleted in its entirety.

3. Miscellaneous. Except as otherwise set forth herein, the Bylaws shall continue and remain in full force and effect in accordance with its terms. All references to the Bylaws shall hereafter mean the Bylaws as amended herein. Each reference in the Bylaws to “this by-law”, “these by-laws”, “hereunder”, “hereof”, “herein”, or words of like import shall mean and be a reference to the Bylaws as amended hereby.